Exhibit 99.1

ASX RELEASE | October 23, 2018 | ASX:PLL; NASDAQ:PLLL

APPOINTMENT OF LITHIUM INDUSTRY VETERAN TIMOTHY McKENNA AS GOVERNMENT AND PUBLIC RELATIONS ADVISOR

•	Mr. McKenna has more than 35 years’ experience in government and public relations

•	Created Rockwood Lithium’s investor relations and communications program and served with Rockwood until its acquisition by Albemarle Corporation

•	Most recently served in a government and public relations role with Lithium X

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that it has appointed Mr. Timothy McKenna as an advisor to the Company.  Tim will assist with government and public relations for the Company’s planned development of its integrated lithium hydroxide business in the historic Carolina Tin-Spodumene Belt in North Carolina, USA.

Mr. McKenna has over 35 years’ experience in government and public relations roles including a role as vice president of Rockwood Holdings, Inc. in government and investor relations from 2006 until Rockwood’s acquisition by Albemarle Corporation.  While with Rockwood, Tim helped create an investor relations and communications program and was instrumental in helping Rockwood secure a US$28 million grant from the US Department of Energy to expand operations in North Carolina and Nevada.

Tim most recently served as vice president US government relations, investor relations, and corporate communications for Lithium X Energy Corp. until its successful acquisition by Nextview New Energy Lion Hong Kong Limited.  Prior to his time in the lithium business, Tim held senior government and investor relations roles with Fortune 500 industrial companies Smurfit-Stone Container and Union Camp.

Keith D. Phillips, President and Chief Executive Officer, commented: “We are pleased to welcome Tim to our team.  Tim is a seasoned government and investor relations professional and his 12 years of experience in the lithium sector will help us build strong relationships with regulators and elected officials in North Carolina and at the federal level, where lithium is increasingly viewed as a material that is critical to US energy and national security.”

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com